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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*

                    Guardian Technologies International, Inc.
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                   400710-10-5
                                 (CUSIP Number)

                                Robert A. Dishaw
                        21351 Ridgetop Circle, Suite 300
                                Dulles, VA 20166
                                 (703) 654-6091
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                              Neil R.E. Carr, Esq.
                    Babirak, Albert, Vangellow, & Carr, P.C.
              1828 L Street NW, Suite 1000, Washington, D.C. 20036
                                 (202) 467-0920

                                  June 26, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 400710-10-5                                      PAGE 2 OF 10
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                               Robert A. Dishaw
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

                                       OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

                   Robert A. Dishaw, United States of America
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               7.   Sole Voting Power
  NUMBER OF                                                           2,945,500
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                                                                 0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON                                                             2,945,500
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                                                                          0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                2,945,500 Shares
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
                                                                     27.63% of
                                                                   Common Stock
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14.  Type of Reporting Person (See Instructions)

                                       IN
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CUSIP NO. 400710-10-5                                      PAGE 3 OF 10
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ITEM 1.           SECURITY AND ISSUER.

         The title of the class of securities to which this filing relates is common stock, $0.001 par value per share (the "Common Stock"), of Guardian Technologies International, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 21351 Ridgetop Circle, Suite 300, Dulles, Virginia 20166.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by Robert A. Dishaw, an individual ("Mr. Dishaw" or "Reporting Person"). Mr. Dishaw is the President, Chief Operating Officer, and a director of the Company, and owns and controls approximately 27.63% of the shares of Common Stock of the Company. Mr. Dishaw's principal business address is 21351 Ridgetop Circle, Suite 300, Dulles, Virginia 20166. Prior to the Company's acquisition of all of the outstanding stock of RJL Marketing Services Inc., a privately held Delaware corporation ("RJL"), which was effective June 26, 2003, Mr. Dishaw was President and a director of RJL.

         During the last five years, Mr. Dishaw has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Dishaw is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June 26, 2003 ("Effective Date"), pursuant to the terms of an Amended and Restated Agreement and Plan of Reorganization, dated effective June 12, 2003 ("Agreement and Plan"), by and among the Company, RJL, and all of the shareholders of RJL, the Company acquired all of the outstanding capital stock of RJL (the "Reverse Acquisition") in exchange for the issuance of shares of Common Stock and shares of preferred stock of the Company. Pursuant to the terms of the Agreement and Plan, the two stockholders of RJL, Mr. Robert A. Dishaw and Mr. Michael W. Trudnak, exchanged all of their shares in RJL for an aggregate of 5,511,500 shares of Common Stock and an aggregate of 4,097 shares of Series A Convertible Preferred Stock, $.20 par value per share ("Series A Preferred Stock"), of the Company. Pursuant to such transaction, Mr. Dishaw received an aggregate of 2,945,500 shares of Common Stock and 2,212 shares of Series A Preferred Stock of the Company for all of his stock of RJL. The shares of Series A Preferred Stock have a preferential liquidation value of $20.00 per share and each share will be automatically converted into 1,000 shares of Common Stock of the Company (subject to certain antidilution adjustments) upon the Company attaining Earnings Before Income Taxes and Depreciation (EBITDA) aggregating $2,500,000 following the Reverse Acquisition in the period commencing on the date of issuance through June 26, 2005, as evidenced by the Company's financial statement contained in its reports filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Holders of shares of Series A Preferred Stock are entitled to vote with holders of shares of Common Stock as a single class on all matters presented to stockholders for a vote. Each share of Series A Preferred Stock entitles the holder to the number of votes equal to the number of shares of Common Stock into which each such share may be converted, or 1,000 votes per share (subject to certain antidilution adjustment).

         The shares of Common Stock of the Company acquired by Mr. Dishaw pursuant to the Reverse Acquisition, represent approximately 26.73% of the total number of shares of Common Stock of the Company issued outstanding on the date of the filing of this Schedule 13D.

         The foregoing shares were issued to Mr. Dishaw in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and constitute "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act.


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CUSIP NO. 400710-10-5                                      PAGE 4 OF 10
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         Effective as of, and as a condition to, the closing of the Reverse
Acquisition, the Company entered into an Exclusive Distribution Agreement with Diagnos, Inc., a Canadian public company, pursuant to which the Company is appointed as the exclusive distributor of certain knowledge extraction software that has been developed by Diagnos. Under the agreement, the Company is the exclusive distributor of Diagnos' products to the U.S. federal, state and municipal governments and the U.S. bio/medical market, subject to certain limited carve-outs. Upon execution of the agreement, the Company was required to make a royalty payment to Diagnos in the amount of $150,000 which is to be credited against the first seven licenses that the Company sells. The agreement is a renewable ten year agreement.

ITEM 4.           PURPOSE OF TRANSACTION.

         The purpose of the filing of this Schedule 13D of the Reporting Person is to report the acquisition of the following securities of the Company: on June 26, 2003, the Reporting Person acquired an aggregate of 2,945,500 shares of the Company's Common Stock and an aggregate of 2,212 shares of the Company's Series A Preferred Stock pursuant to the Reverse Acquisition in exchange for all of his shares of stock of RJL, as disclosed in response to Item 3 hereinabove and incorporated herein by reference thereto.

         The immediate purpose of the Reverse Acquisition is to enable RJL to have access to the public securities markets to facilitate the raising of equity and debt financing in order to implement its business plan. RJL is a development stage company incorporated on October 23, 2002, and a distributor of certain knowledge extraction software primarily to the U.S Federal, state, and municipal governments and in the U.S. bio/medical market.

         Concurrently with the closing of the Reverse Acquisition, the Company closed on an equity financing pursuant to which it placed an aggregate of 1,000,000 shares of Common Stock at a price of $.50 per share for aggregate proceeds of $500,000. Such financing was required as a condition to closing of the Reverse Acquisition.

         Immediately prior to the closing of the Reverse Acquisition, and effective as of June 23, 2003, the Company assigned all of its pre-closing assets and liabilities to a newly formed subsidiary, Black Mountain Holding, Inc. All of the shares of Black Mountain Holdings, Inc., owned by the Company will be spun off to the Company's stockholders, pro rata, in the nature of a stock dividend distribution. Shareholders of the Company entitled to participate in the spin-off distribution will receive one share of Black Mountain for each share of the Company that they hold as of the record date. The Company established June 23, 2003, as the record date for the spin off. Following that date, the shares of the Company have traded "ex dividend." The Company has been advised by prior management of the Company that Black Mountain intends to file a registration statement with the Commission to register under the Securities Act the distribution of the spin off shares to Company shareholders pro rata and the spin off will not occur until such registration statement is declared effective by the Commission. Pending effectiveness of the registration statement, the shares of Black Mountain will be held in a spin off trust for the benefit of the Company's shareholders. The trustee of the trust is J. Andrew Moorer, the former President and Chief Financial Officer of the Company.

         Effective as of the closing of the Reverse Acquisition, all of the previous directors and officers of the Company resigned and were replaced by officers and directors designated by RJL. The directors designated by RJL are:
Mr. Dishaw, Michael W. Trudnak, Walter Ludwig and Andrew J. Koralewicz. Subsequently, on July 14, 2003, the Company increased the size of its Board of Directors to five persons and appointed Mr. Sean W. Kennedy to fill the vacancy created by such increase.

         Mr. Dishaw intends to continually assess the market for the Common Stock as well as the Company's financial position and operations. Except as disclosed herein, Mr. Dishaw does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. Depending upon a continuing assessment and upon future developments, Mr. Dishaw may determine, from time to time, or at any time, to sell or otherwise dispose of some or all of the shares of Common Stock owned by Mr. Dishaw, subject to compliance with the Securities Act of 1933 and applicable state law. In making any such determination, Mr. Dishaw will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.



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CUSIP NO. 400710-10-5                                      PAGE 5 OF 10
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b). Mr. Dishaw may be deemed to be the beneficial owner of the 2,945,500 shares or 27.63% of the total outstanding shares of Common Stock of the Company (calculated on the basis 10,661,500 shares of the Company's Common Stock issued and outstanding as of the date of the filing of this Schedule 13D). In addition, should the Company attain EBITDA aggregating $2,500,000 following the Reverse Acquisition in the period commencing on the date of issuance through June 26, 2005, Mr. Dishaw's 2,212 shares of Series A Convertible Preferred will automatically convert into 2,212,000 shares of the Company's Common Stock increasing his holdings to 5,157,500 shares of the Company's Common Stock which would represent 34.94% of the Company's Common Stock (and assuming for purposes of this calculation the conversion of all of the 4,097 shares of Series A Preferred Stock issued and outstanding on the date of the filing of this
Schedule 13D into an aggregate of 4,097,000 shares of the Company's Common Stock). All of the Shares were acquired by Mr. Dishaw, effective June 26, 2003, upon the closing of the Reverse Acquisition. Mr. Dishaw has the power to direct the voting and disposition of any shares of the Company's Common Stock (and Series A Preferred Stock) acquired pursuant to the Agreement and Plan.

         (c) None.

         (d) None.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as set forth in this Schedule 13D, to the best of the knowledge of Mr. Dishaw, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Amended and Restated Agreement and Plan of Reorganization, dated effective as of June 12, 2003, by and among Guardian Technologies International, Inc. (the "Registrant"), RJL Marketing Services Inc. and the Shareholders of RJL Marketing Services Inc., filed herewith.


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CUSIP NO. 400710-10-5                                      PAGE 6 OF 10
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             ROBERT A. DISHAW


Dated: August 12, 2003                       Signed: /s/ Robert A. Dishaw
                                                     -----------------------